MR

14047862

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 4 2014
Washington DC
404

SEC FILE NUMBER
8-33612

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D.B. McKenna & Co, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 West Main St.
(No. and Street)

Bennington	VT	05201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald B. McKenna (802) 447-1538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow, Lufkin, & Buggy LLP
(Name – *if individual, state last, first, middle name*)

10 Tower Lane	Avon	CT	06001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/25/14

OATH OR AFFIRMATION

I, Donald B. McKenna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of D.B. McKenna & Co., Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. B. McKenna & Co., Inc.
(SEC File No. 8-33612)

Independent Auditors' Report, Financial Statements
and Supplemental Information

As of and for the Years Ended
December 31, 2013 and 2012

Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

D. B. McKenna & Co., Inc.
Independent Auditors' Report, Financial Statements and Supplemental Information
As of and for the Years Ended December 31, 2013 and 2012

Table of Contents

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

To the Board of Directors and Stockholders
of D. B. McKenna & Co., Inc.:

Report on the Financial Statements

We have audited the accompanying statements of financial condition of D. B. McKenna & Co., Inc. (the Company) as of December 31, 2013 and 2012 and the related statements of operations and changes in comprehensive income (loss), changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting standards generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessments of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of D. B. McKenna & Co., Inc., as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

40 Main Street, Suite 300
Burlington, Vermont 05401
Phone 802.865.9300

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the Computation of Net Capital and Aggregate Indebtedness is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Computation of Net Capital and Aggregate Indebtedness has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Computation of Net Capital and Aggregate Indebtedness is fairly stated in all material respects in relation to the financial statements as a whole.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 28, 2014

D. B. McKenna & Co., Inc.
Statements of Financial Condition
December 31, 2013 and 2012

	2013	2012
Assets		
Current assets:		
Cash and cash equivalents	$ 186,885	$ 152,707
Restricted cash	30,082	30,078
Accounts receivable	24,834	202
Total current assets	241,801	182,987
Investments	25,360	12,917
Fixed assets:		
Equipment	55,171	55,171
Accumulated depreciation	(55,171)	(51,465)
Fixed assets, net	-	3,706
Total assets	$ 267,161	$ 199,610
Liabilities and Stockholders' Equity		
Liabilities:		
Accrued expenses	$ 102,165	$ 43,673
Total liabilities	102,165	43,673
Stockholders' equity:		
Common stock, no par value, 10 shares authorized, issued and outstanding, at cost	8,000	8,000
Contributed capital	40,000	40,000
Accumulated other comprehensive income (loss)	3,436	(9,007)
Retained earnings	113,560	116,944
Total stockholders' equity	164,996	155,937
Total liabilities and stockholders' equity	$ 267,161	$ 199,610

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Operations and Changes in Comprehensive Income (Loss)
For the Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Commissions	$ 778,624	$ 573,596
Professional fees	90,217	67,749
Dividend and interest income	248	405
Total revenues	869,089	641,750
Expenses:		
Wages	648,543	456,549
Employee benefits	60,972	53,175
Rent	50,200	38,052
Payroll and other taxes	34,561	31,033
Supplies and other	25,967	16,802
Professional fees	15,867	11,283
Licenses, dues and fees	7,529	6,392
Advertising	6,526	8,785
Insurance	6,272	9,146
Travel and entertainment	6,139	2,754
Depreciation	3,706	1,315
Publications	3,126	1,863
Telephone	1,614	1,504
Television service	1,037	924
Miscellaneous	114	73
Auto expense	-	1,138
Total expenses	872,173	640,788
Net (loss) income before taxes	(3,084)	962
Provision for taxes	(300)	(250)
Net (loss) income	(3,384)	712
Other comprehensive loss:		
Unrealized gains (losses) on investments	12,443	(2,396)
Comprehensive income (loss)	$ 9,059	$ (1,684)

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2013 and 2012

	Common Stock	Contributed Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balance as of January 1, 2012	$ 8,000	$ 40,000	$ (6,611)	$ 116,232	$ 157,621
Unrealized losses on investments	-	-	(2,396)	-	(2,396)
Net income	-	-	-	712	712
Balance as of December 31, 2012	8,000	40,000	(9,007)	116,944	155,937
Unrealized gains on investments	-	-	12,443	-	12,443
Net loss	-	-	-	(3,384)	(3,384)
Balance as of December 31, 2013	$ 8,000	$ 40,000	$ 3,436	$ 113,560	$ 164,996

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Statements of Cash Flows
For the Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net (loss) income	$ (3,384)	$ 712
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation	3,706	1,315
Changes in assets and liabilities:		
Accounts receivable	(24,632)	200
Accrued expenses	58,492	2,344
Net cash provided by operating activities	34,182	4,571
Cash flows from investing activities:		
Purchases of equipment	-	(802)
Net cash used in investing activities	-	(802)
Net increase in cash and cash equivalents	34,182	3,769
Cash, cash equivalents and restricted cash, beginning of year	182,785	179,016
Cash, cash equivalents and restricted cash, end of year	$ 216,967	$ 182,785

The accompanying notes are an integral part of these financial statements.

D. B. McKenna & Co., Inc.
Notes to the Financial Statements
As of and for the Years Ended December 31, 2013 and 2012

Note 1 - General

Organization - D. B. McKenna & Co., Inc. (the Company) is a privately owned corporation. The Company operates as a retail stock brokerage business and is located at 207 Main Street in Bennington, Vermont. D.B. McKenna Co., Inc. operates through a broker-dealer contract with Raymond James and Associates, Inc. (RJA).

Description of Business - The Company does not hold funds or securities for, or owe funds or securities to customers. The Company is involved in mutual fund sales and is subject to the reserve requirement provisions of Rule 15c3-3. However, to conform to the exemption provision under Rule 15c3-3, the Company has established a segregated cash account for the exclusive benefit of customers and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(ii) of the Securities and Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation. The Company is subject to federal and state security laws, as well as FINRA regulations.

Note 2 - Summary of Significant Accounting Policies

Basis of Reporting - The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (GAAP), as promulgated by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Cash and Cash Equivalents - The Company classifies certain securities with original maturity dates of three months or less as cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures cash balances up to $250,000 per depositor, per bank. It is the Company's policy to monitor the financial strength of the bank that holds deposits on an ongoing basis. Cash equivalents are comprised of money market funds. Money market funds are not insured by the FDIC and are not a risk-free investment. Money market funds invest in a variety of instruments including mortgage-backed and asset-backed securities. Although a money market fund seeks to preserve its $1 per share value, it is possible that a money market fund's value can decrease below $1 per share.

Restricted Cash - The Company maintains a restricted cash account with RJA. This is in accordance with the terms of the agreement between the Company and RJA, the clearing broker.

Investments - The Company's investments are measured at fair value in accordance with FASB ASC 820, "*Fair Value Measurements and Disclosures*," which defines fair value, establishes a framework for measuring fair value and requires certain disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets the Company has the ability to access.

Note 2 - Summary of Significant Accounting Policies (continued)

Level 2 - Inputs to the valuation methodology include:

- Quoted prices for similar assets in active markets;
- Quoted prices for identical or similar assets in inactive markets;
- Inputs other than quoted prices that are observable for the asset; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company has classified its investments in accordance with FASB ASC 820, as further described in Note 3.

Fixed Assets - Equipment is recorded at cost and is being depreciated on the income tax basis. This basis does not conform to GAAP. The difference between the accelerated tax basis and straight-line depreciation does not materially affect the fair presentation of financial condition as of December 31, 2013 and 2012.

Income Taxes - The Company accounts for income taxes in accordance with FASB ASC 740 "*Income Taxes*". FASB ASC 740 is an asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax and financial reporting basis of certain assets and liabilities.

The Company accounts for uncertain tax positions in accordance with FASB ASC 740. FASB ASC 740 provides a framework for how companies should recognize, measure, present and disclose uncertain tax positions in the financial statements. The Company did not record any unrecognized tax benefits as of December 31, 2013 and 2012. The Company's policy is to include interest and penalties related to unrecognized tax benefits as a component of its provision for income taxes. As of December 31, 2013 and 2012, the Company did not record any penalties or interest associated with unrecognized tax benefits. The Company's past three tax years are open and subject to examination.

Recent Accounting Pronouncements - In February 2013, the FASB issued ASU 2013-02, "*Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*." This update clarifies that a reporting entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, a reporting entity is required in certain circumstances, to present, either on the face of the statement where net income is presented or in the notes to the financial statements, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. For amounts that are not required under GAAP to be reclassified in their entirety to net income, a reporting entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. This ASU is effective for reporting periods beginning after December 15, 2013, with early adoption permitted. This new pronouncement was early adopted and did not have any impact on the Company's presentation of the components of comprehensive income.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Subsequent Events - Subsequent events have been evaluated through February 28, 2014, the date through which the financial statements were available for issuance. Management believes there are no subsequent events that have a material impact on the financial statements.

Note 3 - Investments

As of December 31, 2013 and 2012, the Company held two common stocks with a market value of $25,360 and $12,917, respectively. The equities had unrealized gains of $3,436 and unrealized losses of $9,007, as of December 31, 2013 and 2012, respectively. These equities are classified as Level 1 in accordance with FASB ASC 820. No other than temporary impairment losses have been recognized in 2013 or 2012. One equity has been in an unrealized loss position of $3,704 for greater than twelve months, however management believes there is no impairment loss to be recognized.

Note 4 - Accumulated Other Comprehensive Income

The Company did not have any reclassification adjustments out of accumulated other comprehensive income into net income for 2013 or 2012.

Note 5 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $50,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

As of December 31, 2013 and 2012, the Company had adjusted net capital of $158,803 and $149,129, respectively, with a minimum net capital requirement of $50,000 for both years. The ratio of aggregate indebtedness to net capital was .64 to 1 and .29 to 1 for December 31, 2013 and 2012, respectively.

There were no dividends paid for the years ended December 31, 2013 and 2012.

Note 6 - Income Taxes

The Company has provided a provision for the minimum state income tax and has no federal income taxes for the years ended December 31, 2013 and 2012. In addition, the Company has no material deferred tax assets or liabilities as of December 31, 2013 or 2012.

Note 7 - Concentrations of Credit Risk

The Company is exposed to market risk on the various cash and investments it holds related only to its net capital requirements. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices or other factors. The level of market risk is influenced by the volatility and the liquidity of the markets in which financial instruments are traded.

The Company is also exposed to credit risk, which is the risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless (default risk). The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

Note 8 - Related Parties

The Company paid rent expense to McKenna Realty Co., which is owned by Donald McKenna in the amount of $50,200 and $38,052 for the years ended December 31, 2013 and 2012, respectively.

In addition, during 2013 the Bennington Financial Planning Group (BFPG), of which Donald McKenna is the President, paid the Company $51,515 in fees for trades placed and other business services. During 2012, BFPG paid the Company $52,619 in fees for trades placed and other business services.

D. B. McKenna & Co., Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Years Ended December 31, 2013 and 2012

	2013	2012
Net Capital:		
Stockholders' equity	$ 164,996	$ 155,937
Nonallowable assets	-	(3,706)
Haircuts on cash, cash equivalents and investments	(6,193)	(3,102)
Total net capital	158,803	149,129
Less: net capital requirement [6.67% of aggregate indebtedness or $50,000]	50,000	50,000
Net capital in excess of requirements	$ 108,803	$ 99,129
Aggregate Indebtedness:		
Total liabilities	$ 102,165	$ 43,673
Aggregate indebtedness	$ 102,165	$ 43,673
Ratio of aggregate indebtedness to net capital	0.64	0.29

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17a-5 as of December 31, 2013 and 2012.

Refer to Independent Auditors' Report

SLB | Saslow Lufkin & Buggy, LLP
Certified Public Accountants and Consultants

Supplemental Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Board of Directors and Stockholders
of D. B. McKenna & Co., Inc.:

In planning and performing our audit of the financial statements of D. B. McKenna & Co., Inc. (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the propose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

10 Tower Lane
Avon, Connecticut 06001
Phone 860.678.9200

4600 E. Washington Street, Suite 300
Phoenix, Arizona 85034
Phone 602.252.7373

40 Main Street, Suite 300
Burlington, Vermont 05401
Phone 802.865.9300

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency, as defined above, and communicated it in writing to management and the Board of Directors on February 28, 2014. The deficiency related to one audit entry for $24,834 relating to revenue accruals and commission expense.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should be not used by anyone other than these specified parties.

Saslow Lufkin & Buggy, LLP

Avon, Connecticut
February 28, 2014

Saslow Lufkin & Buggy, LLP

Certified Public Accountants and Consultants